UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2006

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 0-26001
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
Profit Incentive Bonus Plan of
Hudson City Savings Bank
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION
Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedules
At December 31, 2006 and 2005 and
for the years ended December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Short Hills, New Jersey
June 29, 2007

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Net Assets
Available for Benefits
December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005
Investments, at current value:
Investments in mutual funds (note 9)	$15,959,281	$14,536,968
Investment in Hudson City Bancorp, Inc.
Common Stock Fund (note 9)	53,653,435	49,995,315

	69,612,716	64,532,283

Receivables:
Employer contribution receivable	517,377	578,291
Interest receivable	8,997	6,888
Participant loans receivable (note 7)	487,925	475,205

	1,014,299	1,060,384

Payables:
Fee payable	(2,287)	(2,285)

Net assets available for benefits at fair value	70,624,728	65,590,382
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	61,811	27,704

Net assets available for benefits	$70,686,539	$65,618,086

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005

Contributions:
Employer contributions	$517,377	$578,431
Employee contributions	1,298,690	1,101,119
Rollovers	80,892	114,911

Total contributions	1,896,959	1,794,461

Investment income:
Interest	22,788	22,782
Dividends	790,263	673,535
Net realized gains on sales of investments	426,426	27,320
Net appreciation of investments (note 9)	8,106,243	3,557,006

Total investment income	9,345,720	4,280,643

Contributions and investment income	11,242,679	6,075,104

Participant benefits	(6,170,272)	(1,803,114)
Other (note 6)	(3,954)	(16,704)

Net change in assets available for benefits	5,068,453	4,225,286

Net assets available for benefits:
Beginning of period	65,618,086	61,362,800

End of period	$70,686,539	$65,618,086

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on an accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.
(b)	Investments
The Plan’s mutual fund investments are stated at fair value based on the quoted market prices. The investment in Hudson City Bancorp, Inc. common stock fund is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
The investment contracts are presented at fair value on the statement of net assets available for plan benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
(c)	Concentration of Risk
The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.
(d)	Payments of Benefits
Benefits are recorded when paid.
(e)	Use of Estimates
In preparing plan financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
(f)	Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Description of Plan
The following plan information provides only a general description of the Plan’s provisions. The plan document should be referred to for a more complete description of the Plan’s provisions.
The Plan is a self-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	General
Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.
The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank’s contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank’s contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.
Forfeitures are applied to reduce the Bank’s contribution. During the years ended December 31, 2006 and 2005, there were $49 and $47of forfeitures that can be applied to

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
reduce the Bank’s future contributions. Investment earnings or losses are allocated to a participant’s regular and optional account balances, as defined.
(b)	Contributions
The Bank has agreed to make contributions to the Plan in an amount equal to the lesser of a portion of the Bank’s income, as defined, that will not reduce the amount available for surplus below $2,500 for every $1,000,000 of average total assets for the plan year, or 5% of compensation, as defined, of all participants after becoming participants in the Plan, at the end of the plan year. In addition, sponsor contributions are limited to the maximum amount deductible by the Bank for income tax purposes.
Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations.
Participants in the Plan may designate the funds into which their respective share of the Bank’s contribution or their own contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.
(3)	Changes in the Plan
There were no significant amendments to the Plan during the years ended December 31, 2006 and 2005.
(4)	Federal Income Taxes
The Plan has adopted an approved prototype plan, which received an IRS determination letter dated October 9, 2003. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(5)	Plan Termination
The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
(6)	Plan Expenses
Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets. However, investment management services are paid by the Plan Sponsor.
(7)	Participant Loans Receivable
A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.
Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably by participant checks.
(8)	Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investment International Operations Company, Inc. (Fidelity), an affiliate of the Trustee. Fidelity is also the recordkeeper, and, therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are paid by the Plan Sponsor.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2006 and 2005
(9)	Investments
Individual investments in excess of 5% of fair value of net assets available for plan benefits at December 31, 2006 and 2005 are as follows:

	2006	2005
Hudson City Bancorp, Inc., investment in common stock	$53,653,435	49,995,315
MS Stable Value Fund	4,705,466	5,199,548
For the years ended December 31, 2006 and 2005, the Plan’s net appreciation/(depreciation) of investments is as follows:

	2006	2005

Investments in mutual funds	$539,947	(92,286)
Investment in Hudson City Bancorp, Inc. common stock	7,566,296	3,649,292

	$8,106,243	3,557,006

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Item 4(i) — Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2006

Identity of Issue	Description of Investment	Cost	Current Value
Morgan Stanley Funds	Morgan Stanley Dean Witter Stable Value A Fund	4,705,466	$4,705,466
Morgan Stanley Funds	Morgan Stanley Dean Witter U.S. Government Securities Trust A Fund	3,144,555	3,058,369
Morgan Stanley Funds	Morgan Stanley Dean Witter S&P 500 Index A Fund	1,984,514	2,846,402
Van Kemper Funds	Van Kampen Comstock Fund	1,925,257	2,645,925
Van Kemper Funds	Van Kampen Series Fund Inc. — Tax Managed Global Franchise A Fund	593,617	661,008
Van Kemper Funds	Van Kampen Equity Income A Fund	556,348	612,326
Fidelity Advisor Funds	Fidelity Advisors Series I Mid Cap CL T Fund	551,208	604,931
Fidelity Advisor Funds	Fidelity Advisor Series II Balanced CL T Fund	394,516	408,337
Fidelity Advisor Funds	Fidelity Advisors Series VIII Value Strategies CL T Fund	332,215	336,198
Fidelity Advisor Funds	Fidelity Advisors Series VII Financial Services T Fund	139,662	142,130

	Total investment in mutual funds		16,021,092

	*Hudson City Bancorp, Inc. investment in common stock	10,203,236	53,653,435
	* Participant Loan Receivable (a)		487,925

	Total other investments		54,141,360

	Total investments		$70,162,452

*	A party-in-interest as defined by ERISA

(a)	As of December 31, 2006, the interest rates on these loans ranged from 5.25% to 8.50%

SIGNATURE OF PLAN ADMINISTRATOR
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of Hudson City Savings Bank

Date: June 29, 2007	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 14